Exhibit 90

Consent of Independent Auditors

We hereby consent to the inclusion in this registration statement of Ur-Energy Inc. on Form 40-F of our report dated March 21, 2007 (except for note 15 which is as of December 28, 2007) relating to the consolidated financial statements for the years ended December 31, 2006 and 2005 and for the cumulative period from March 22, 2004 to December 31, 2006, which are attached as Exhibit 10 to this registration statement.

/s/ PriceWaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Ottawa, Ontario
January 3, 2008